SO 3/17/04

04004986

MAR 1 2004

ES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51628

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BENCHMARK FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
79 ISLAND DRIVE SOUTH
(No. and Street)

OCEAN RIDGE (City) FL (State) 33435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD A. H. SIEDLE 954-784-6282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUCHBINDER TUNICK & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

6116 EXECUTIVE BLVD., STE. 201, ROCKVILLE, MD 20852
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD A. H. SIEDLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENCHMARK FINANCIAL SERVICES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARYLOU MCMAHON
Notary Public - State of Florida
My Commission Expires Nov 18, 2007
Commission # DD234704
Bonded By National Notary Assn.

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENCHMARK FINANCIAL SERVICES, INC.

Financial Statements
and
Supplemental Schedule

For the Years Ended December 31, 2003 and 2002

BENCHMARK FINANCIAL SERVICES, INC.
Financial Statements
and
Supplemental Schedule
For the Years Ended December 31, 2003 and 2002

INDEX

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
6116 EXECUTIVE BOULEVARD • SUITE 201 • ROCKVILLE, MD 20852-4920
301-770-9110 • FAX 301-881-3699

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Benchmark Financial Services, Inc.

We have audited the accompanying statements of financial condition of Benchmark Financial Services, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Financial Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

Rockville, Maryland
February 25, 2004

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Financial Condition
December 31, 2003 and 2002

ASSETS

	2003	2002
Cash equivalents	$ 340,095	$ 249,674
Receivable from broker and clearing organizations, less allowance for doubtful account of $41,118 for 2003 and 2002	46,341	98,500
Receivables from related parties	179,378	252,502
Prepaid expenses	-	953
Property and equipment, net	17,450	18,450
Total assets	$ 583,264	$ 620,079

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Liabilities:		
Accounts payable and accrued expenses	$ 47,550	$ 49,374
Payable to broker and clearing organizations	447	116
Total liabilities	47,997	49,490
Stockholder's equity:		
Common stock, $0.001 par value, 100 shares issued, authorized, and outstanding	-	-
Additional paid-in capital	133,400	133,400
Retained earnings	401,867	437,189
Total stockholder's equity	535,267	570,589
Total liabilities and stockholder's equity	$ 583,264	$ 620,079

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Operations
For the years ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Consulting fees	$ 225,666	$ 120,400
Commissions	143,258	294,572
Interest	17,834	23,524
Total revenues	386,758	438,496
Expenses:		
Officer's salary	149,360	169,360
Clearance fees	25,384	71,156
Retirement plan	37,340	42,535
Other expenses	16,403	25,983
Professional fees	19,410	11,634
Telephone	9,452	10,029
Automobile expenses	3,794	9,819
Insurance	15,679	8,827
Payroll taxes	8,630	8,762
Office	7,068	7,209
Entertainment	11,726	6,329
Travel	11,355	3,567
Advertising	306	1,930
Gifts	1,611	1,710
Postage	1,316	1,386
Depreciation	1,000	1,000
Licenses	970	767
Taxes - other	796	495
Utilities	480	387
Total expenses	322,080	382,885
Net income	$ 64,678	$ 55,611

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2003 and 2002

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2002	100	$ -	$ 133,400	$ 381,578	$ 514,978
Net income for the year ended December 31, 2002	-	-	-	55,611	55,611
Balance at December 31, 2002	100	-	133,400	437,189	570,589
Net income for the year ended December 31, 2003	-	-	-	64,678	64,678
Distributions to stockholder	-	-	-	(100,000)	(100,000)
Balance at December 31, 2003	100	$ -	$ 133,400	$ 401,867	$ 535,267

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Cash Flows
For the years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 64,678	$ 55,611
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,000	1,000
Decrease (increase) in receivable from broker and clearing organizations	52,159	(58,529)
Decrease (increase) in receivables from related parties	73,124	(9,984)
Decrease (increase) in prepaid expenses	953	(436)
(Decrease) increase in accounts payable	(1,824)	40,746
Increase in payable to broker and clearing organizations	331	116
Net cash provided by operating activities	190,421	28,524
Cash flows from investing activities:		
Purchase of property and equipment	-	(6,950)
Net cash (used in) investing activities	-	(6,950)
Cash flows from financing activities:		
Distributions to stockholder	(100,000)	-
Net cash (used in) financing activities	(100,000)	-
Increase in cash equivalents	90,421	21,574
Cash equivalents at beginning of the year	249,674	228,100
Cash equivalents at end of the year	$ 340,095	$ 249,674
Supplemental cash flows disclosure:		
Taxes paid	$ -	$ -
Interest paid	$ -	$ 3,960

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2003 and 2002

Note 1 - Organization

Benchmark Financial Services, Inc. (Company) was organized under the laws of the State of Florida as of July 9, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions and investment banking.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives. The cost of maintenance and repairs are expensed as incurred, whereas significant betterments and renewals are capitalized. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. The resulting gains and losses are reflected in the statement of operations.

Investment Banking

Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are held for sale in the ordinary course of business.

Advertising Costs

Advertising costs are charged to expense when incurred. Advertising expense was $306 and $1,930 for the years ended December 31, 2003 and 2002, respectively.

Note 3 - Concentrations of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk include cash. The Company had amounts on deposit with financial institutions of approximately $227,083 in excess of the amounts insured for December 31, 2003.

Note 4 - Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003 and December 31, 2002 consist of the following:

	2003	2002
Receivable:		
Fees and commissions	$ 87,459	$ 139,618
Less allowance for doubtful accounts	(41,118)	(41,118)
	$ 46,341	$ 98,500
Payable:		
Fees and commissions	$ 447	$ 116

Note 5 - Receivables From Related Parties

Amounts receivable from related parties consist of the following as of December 31, 2003 and December 31, 2002:

	2003	2002
SDSD, Inc.	$ -	$ 98,221
Benchmark Advisory Services	-	3,111
Interest bearing (7%) loan receivable from stockholder	136,815	127,495
Interest receivable on loan receivable from stockholder	42,563	23,675
	$ 179,378	$ 252,502

The sole stockholder of the Company is also the sole stockholder of SDSD, Inc. and Benchmark Advisory Services.

Note 6 - Property and Equipment

At December 31, 2003 and 2002 property and equipment consisted of the following:

	2003	2002
Equipment	$ 5,000	$ 5,000
Artwork	15,450	15,450
Total	20,450	20,450
Less: accumulated depreciation	(3,000)	(2,000)
Net property and equipment	$ 17,450	$ 18,450

Note 7 - Income Taxes

The Company has elected, under Subchapter S of the Internal Revenue Code, to have its income taxed directly to its stockholder. The stockholder is responsible for his share of the taxes on the net income of the Company. Accordingly, no provision has been made for federal income taxes.

BENCHMARK FINANCIAL SERVICES, INC.
Notes to Financial Statements (Continued)
December 31, 2003 and 2002

Note 8 - Net Capital Requirement

Pursuant to the net capital provisions of the National Association of Securities Dealers, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2003, the Company had net capital (as defined) of $222,544 and had a minimum net capital requirement of $50,000.

Note 9 - Pension Plan

The Company accrued $37,340 to a defined contribution pension plan for its sole employee in the year 2003.

Note 10 - Contingency

The Company is entitled to an additional $50,000 in fees from a client for providing merger and acquisition services. The fees are contingent upon the client attaining certain performance goals.

At this time, however, no estimate can be made as to the time or the amount, if any, of the ultimate fee that will be paid.

Note 11 - Major Client

The Company has one client whose consulting fees represented 33% of the total revenue for 2003.

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
6116 EXECUTIVE BOULEVARD • SUITE 201 • ROCKVILLE, MD 20852-4920
301-770-9110 • FAX 301-881-3699

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Benchmark Financial Services, Inc.

We have audited the financial statements of Benchmark Financial Services, Inc. as of December 31, 2003 and 2002 and for the years then ended, and have issued our report thereon dated February 25, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The accompanying supplemental schedule appearing on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buchbinder Tunick & Company LLP
BUCHBINDER TUNICK & COMPANY LLP

Rockville, Maryland
February 25, 2004

BENCHMARK FINANCIAL SERVICES, INC.
(Supplemental Schedule)
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2003

Net capital:		
Total stockholder's equity qualified for net capital	$	535,267
Net capital before haircuts on securities position		535,267
Less: nonallowable assets from statement of financial condition		243,169
Less: haircuts on securities - marketable securities		6,542
Net capital	$	285,556
Aggregate indebtedness:		
Included in statement of financial condition:		
Accrued expenses and payable to broker and clearing organizations	$	47,997
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of 47,997)	$	3,200
Net capital requirement	$	50,000
Excess net capital	$	222,544
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003):		
Net capital, as reported in Company's Part IIA (unaudited) Focus report	$	322,292
Audit adjustment for SEP accrual		(37,340)
Difference due to determination of nonallowable assets		(151)
Difference due to offsetting asset account against related liability		755
Net capital per above	$	285,556

See independent auditor's report on supplemental schedule.

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
6116 EXECUTIVE BOULEVARD • SUITE 201 • ROCKVILLE, MD 20852-4920
301-770-9110 • FAX 301-881-3699

**INDEPENDENT AUDITOR'S REPORT ON
ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)**

Board of Directors
Benchmark Financial Services, Inc.

In planning and performing our audits of the financial statements of Benchmark Financial Services, Inc. for the years ended December 31, 2003 and 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Benchmark Financial Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the Commission's objectives.

At December 31, 2003 and 2002, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3, and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the years ended December 31, 2003 and 2002.

This report is intended solely for the use of the Board of Directors and management of Benchmark Financial Services, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

Rockville, Maryland
February 25, 2004